Exhibit 5.1

PILLSBURY WINTHROP SHAW PITTMAN LLP

1200 Seventeenth St. NW

Washington, DC 20036

September 29, 2017

Federal Realty Investment Trust

1626 East Jefferson Street

Rockville, MD 20852

Ladies and Gentlemen:

We are acting as counsel for Federal Realty Investment Trust, a Maryland real estate investment trust (the “Company”), in connection with the issuance and sale of up to 6,400,000 depositary shares (the “Depositary Shares”), each representing a 1/1000th interest in a 5.000% Series C Cumulative Redeemable Preferred Share, par value $0.01 per share, of the Company (the “Series C Preferred Shares”), all of which are authorized but heretofore unissued shares to be offered and sold by the Company in accordance with the terms of the Underwriting Agreement, dated September 25, 2017 (the “Underwriting Agreement”), among the Company and the several underwriters named therein, of the related Pricing Agreement, dated as of September 25, 2017, among the Company and the several underwriters named therein, and of the Deposit Agreement, dated September 29, 2017(the “Deposit Agreement”), by and among the Company, American Stock Transfer & Trust Company, LLC, as Depositary, and the holders from time to time of the depositary receipts issued thereunder. The Depositary Shares and the Series C Preferred Shares will be offered and sold by the Company pursuant to the Registration Statement on Form S-3 (Registration No. 333-203999) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Act”), and related prospectus, dated May 8, 2015, as supplemented by the prospectus supplement, dated September 25, 2017, relating to the offer and sale of the Depositary Shares (as so supplemented, the “Prospectus”).

We have reviewed and are familiar with such documents, company proceedings and other matters as we have considered relevant or necessary as a basis for the opinions in this letter. Based on the foregoing, we are of the opinion that the Series C Preferred Shares and the Depositary Shares, when issued and delivered by the Company in accordance with the terms of the Underwriting Agreement, the Pricing Agreement and the Deposit Agreement, and upon receipt of consideration for the Depositary Shares in accordance with the terms of the Underwriting Agreement and the Pricing Agreement, will be validly issued, fully paid and nonassessable.

The opinions set forth in this letter are limited to the law of the State of Maryland, as in effect on the date hereof, and we express no opinion as to the law of any other jurisdiction. We have no responsibility or obligation to update this letter or to take into account changes in law, facts or any other developments of which we may later become aware.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K filed by the Company with the Commission on the date hereof and the incorporation thereof in the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ PILLSBURY WINTHROP SHAW PITTMAN LLP